UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

42-44, avenue de la Gare

L- 1610 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Spotify Technology S.A.

Interim condensed consolidated financial statements

For the three months ended March 31, 2020

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)

(in € millions, except share and per share data)

		Three months ended March 31,
	Note	2020	2019
Revenue	5	1,848	1,511
Cost of revenue		1,376	1,138
Gross profit		472	373
Research and development		162	155
Sales and marketing		231	172
General and administrative		96	93
		489	420
Operating loss		(17)	(47)
Finance income	6	70	34
Finance costs	6	(12)	(156)
Finance income/(costs) - net		58	(122)
Income/(loss) before tax		41	(169)
Income tax expense/(benefit)	7	40	(27)
Net income/(loss) attributable to owners of the parent		1	(142)

Earnings/(loss) per share attributable to owners of the parent
Basic	8	0.00	(0.79)
Diluted	8	(0.20)	(0.79)
Weighted-average ordinary shares outstanding
Basic	8	185,046,324	180,613,539
Diluted	8	185,632,113	180,613,539

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive (loss)/income

(Unaudited)

(in € millions)

		Three months ended March 31,
	Note	2020	2019
Net income/(loss) attributable to owners of the parent		1	(142)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to condensed consolidated statement of operations (net of tax):
Change in net unrealized gain or loss on short term investments	13, 19	3	3
Change in net unrealized gain or loss on cash flow hedging instruments	13, 19	11	(3)
Change in foreign currency translation adjustment		1	4
Items not to be subsequently reclassified to condensed consolidated statement of operations (net of tax):
(Loss)/gain in the fair value of long term investments	13, 19	(155)	518
Other comprehensive (loss)/income for the period (net of tax)		(140)	522
Total comprehensive (loss)/income for the period attributable to owners of the parent		(139)	380

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

(in € millions)

	Note	March 31, 2020	December 31, 2019
		(Unaudited)
Assets
Non-current assets
Lease right-of-use assets	9	491	489
Property and equipment	10	291	291
Goodwill	11	627	478
Intangible assets	11	87	58
Long term investments	19	1,312	1,497
Restricted cash and other non-current assets	12	69	69
Deferred tax assets	7	6	9
		2,883	2,891
Current assets
Trade and other receivables	15	363	402
Income tax receivable		3	4
Short term investments	19	733	692
Cash and cash equivalents		951	1,065
Other current assets		93	68
		2,143	2,231
Total assets		5,026	5,122
Equity and liabilities
Equity
Share capital		—	—
Other paid in capital		4,079	4,192
Treasury shares	13	(180)	(370)
Other reserves	13	822	924
Accumulated deficit		(2,708)	(2,709)
Equity attributable to owners of the parent		2,013	2,037
Non-current liabilities
Lease liabilities	9	624	622
Accrued expenses and other liabilities	17	46	20
Provisions	18	2	2
Deferred tax liabilities	7	2	2
		674	646
Current liabilities
Trade and other payables	16	547	549
Income tax payable		8	9
Deferred revenue		317	319
Accrued expenses and other liabilities	17	1,389	1,438
Provisions	18	12	13
Derivative liabilities	19	66	111
		2,339	2,439
Total liabilities		3,013	3,085
Total equity and liabilities		5,026	5,122

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity

(Unaudited)

(in € millions)

	Note	Share capital	Other paid in capital	Treasury Shares	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2019		—	3,801	(77)	875	(2,523)	2,076
Loss for the period		—	—	—	—	(142)	(142)
Other comprehensive income		—	—	—	522	—	522
Issuance of share-based payments in conjunction with business combinations	4	—	—	—	13	—	13
Repurchases of ordinary shares	13	—	—	(121)	—	—	(121)
Issuance of shares upon exercise of stock options and restricted stock units	14	—	33	—	—	—	33
Share-based payments	14	—	—	—	27	—	27
Income tax impact associated with share-based payments		—	—	—	54	—	54
Balance at March 31, 2019		—	3,834	(198)	1,491	(2,665)	2,462
Balance at January 1, 2020		—	4,192	(370)	924	(2,709)	2,037
Income for the period		—	—	—	—	1	1
Other comprehensive loss		—	—	—	(140)	—	(140)
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	14	—	(113)	190	—	—	77
Restricted stock units withheld for employee taxes		—	—	—	(3)	—	(3)
Share-based payments	14	—	—	—	39	—	39
Income tax impact associated with share-based payments		—	—	—	2	—	2
Balance at March 31, 2020		—	4,079	(180)	822	(2,708)	2,013

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

(Unaudited)

(in € millions)

		Three months ended March 31,
	Note	2020	2019
Operating activities
Net income/(loss)		1	(142)
Adjustments to reconcile net income/(loss) to net cash flows
Depreciation of property and equipment and lease right-of-use assets	9, 10	21	17
Amortization of intangible assets	11	5	4
Share-based payments expense	14	37	26
Finance income	6	(70)	(34)
Finance costs	6	12	156
Income tax expense/(benefit)	7	40	(27)
Other		4	8
Changes in working capital:
Decrease in trade receivables and other assets		22	35
(Decrease)/increase in trade and other liabilities		(63)	155
(Decrease)/increase in deferred revenue		(4)	13
Decrease in provisions	18	(1)	—
Interest received		3	4
Interest paid on lease liabilities	9	(15)	(4)
Income tax paid		(1)	(2)
Net cash flows (used in)/from operating activities		(9)	209
Investing activities
Business combinations, net of cash acquired	4	(137)	(288)
Purchases of property and equipment	10	(12)	(37)
Purchases of short term investments	19	(498)	(104)
Sales and maturities of short term investments	19	477	383
Change in restricted cash	12	—	1
Other		(14)	(4)
Net cash flows used in investing activities		(184)	(49)
Financing activities
Payments of lease liabilities	9	(4)	(5)
Lease incentives received	9	7	—
Proceeds from exercise of share options	14	77	33
Repurchases of ordinary shares	13	—	(126)
Other		(3)	—
Net cash flows from/(used in) financing activities		77	(98)
Net (decrease)/increase in cash and cash equivalents		(116)	62
Cash and cash equivalents at beginning of the period		1,065	891
Net foreign exchange gains on cash and cash equivalents		2	13
Cash and cash equivalents at March 31		951	966
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Deferred consideration liability recognized in conjunction with business combination	4	32	—
Recognition of lease right-of-use asset in exchange for lease liabilities	9	12	27
Purchases of property and equipment in trade and other liabilities	10	13	25

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(Unaudited)

1.	Corporate information

Spotify Technology S.A. (the “Company” or “parent”) is a public limited company incorporated and domiciled in Luxembourg. The Company’s registered office is 42-44 avenue de la Gare, L-1610, Luxembourg, Grand Duchy of Luxembourg.

The principal activity of the Company and its subsidiaries (the “Group,” “we,” “us,” or “our”) is audio streaming. The Group’s premium service (“Premium Service”) provides users with unlimited online and offline high-quality streaming access to its catalog of music and podcasts. The Premium Service offers a music listening experience without commercial breaks. The Group’s ad-supported service (“Ad-Supported Service,” and together with the Premium Service, the “Service”) has no subscription fees and provides users with limited on-demand online access to the catalog of music and unlimited online access to the catalog of podcasts. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.

2.	Basis of preparation and summary of significant accounting policies

The interim condensed consolidated financial statements of Spotify Technology S.A. for the three months ended March 31, 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial information is unaudited. The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2019, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in millions of Euros.

New and amended standards and interpretations adopted by the Group

The IASB has issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. It has also issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The Group has adopted these amendments as of January 1, 2020. There was no impact on the Group’s accounting policies or the interim condensed consolidated financial statements. There are no other IFRS or IFRIC interpretations effective as of January 1, 2020 that are expected to have a material impact.

3.	Critical accounting estimates and judgments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2019.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.

4.Business combinations

Bill Simmons Media Group, LLC

On March 6, 2020, the Group acquired 100% of Bill Simmons Media Group, LLC (“The Ringer”), a leading creator of sports, entertainment, and pop culture content. The acquisition allows the Group to expand its content offering, audience reach, and podcast monetization.

The fair value of the purchase consideration was €170 million, comprising €138 million in cash paid at closing and a liability of €32 million, being the present value of payments of €44 million over five years. The acquisition was accounted for under the acquisition method. Of the total purchase consideration, €140 million has been recorded to goodwill, €26 million to acquired intangible assets, €1 million to cash and cash equivalents, and €3 million to other tangible net assets. The Group incurred €3 million in acquisition related costs, which were recognized as general and administrative expenses.

The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including an increase in content development capabilities, an experienced workforce, and expected future synergies. The goodwill recognized is expected to be deductible for tax purposes. The goodwill was included in the Ad-Supported segment.

The intangible assets, which consist of trade names, were valued by the Group using the relief from royalty method under the income approach. The relief from royalty method is based on the application of a royalty rate to forecasted revenue under the trade names. The assets have useful lives ranging from five to eight years.

In addition to the purchase consideration, there are cash payments of €47 million that are contingent on the continued employment of certain Ringer employees. In addition, €12 million of equity instruments were offered to and accepted by certain Ringer employees, which have vesting conditions contingent on continued employment and are accounted for as equity-settled share-based payment transactions. These cash payments and share-based payment transactions are recognized as post-combination expense over employment service periods of up to five years, if not forfeited by the employees.

For the three months ended March 31, 2020, revenues and operating results of The Ringer were not significant to the Group’s condensed consolidated statement of operations.

5.	Segment information

The Group has two reportable segments: Premium and Ad-Supported. The Premium Service is a paid service in which customers can listen on-demand and offline. Revenue for the Premium segment is generated through subscription fees. The Ad-Supported Service is free to the user. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group’s music and podcast content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. Effective January 1, 2020, all podcast content costs are recorded in the Ad-Supported segment. Certain reclassifications have been made to the amounts for prior year in order to conform to the current year’s presentation. The remaining costs that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. The operations of businesses acquired during 2019 and 2020 are included in the Ad-Supported segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross (loss)/profit are as follows:

	Three months ended March 31,
	2020	2019
	(in € millions)
Premium
Revenue	1,700	1,385
Cost of revenue	1,219	1,023
Gross profit	481	362
Ad-Supported
Revenue	148	126
Cost of revenue	157	115
Gross (loss)/profit	(9)	11
Consolidated
Revenue	1,848	1,511
Cost of revenue	1,376	1,138
Gross profit	472	373

Reconciliation of gross profit

Operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Group’s income/(loss) before tax is as follows:

	Three months ended March 31,
	2020	2019
	(in € millions)
Segment gross profit	472	373
Research and development	(162)	(155)
Sales and marketing	(231)	(172)
General and administrative	(96)	(93)
Finance income	70	34
Finance costs	(12)	(156)
Income/(loss) before tax	41	(169)

Revenue by country

	Three months ended March 31,
	2020	2019
	(in € millions)
United States	681	559
United Kingdom	201	164
Luxembourg	1	1
Other countries	965	787
	1,848	1,511

Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is delivered. There are no countries that individually make up greater than 10% of total revenue included in “Other countries.”

6.	Finance income and costs

	Three months ended March 31,
	2020	2019
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 19)	40	—
Interest income	7	9
Other finance income	3	—
Foreign exchange gains	20	25
Total	70	34
Finance costs
Fair value movements on derivative liabilities (Note 19)	—	(145)
Interest expense on lease liabilities	(11)	(9)
Other finance costs	(1)	(2)
Total	(12)	(156)

7.	Income tax

The effective tax rates for the three months ended March 31, 2020 and 2019 were 99.1% and 16.2%, respectively. Drivers of the Group’s effective tax rate include the tax impact of share-based payments, withholding taxes, discrete expenses due to fair value losses, and unrecognized tax losses in certain jurisdictions. The Group operates in a global environment with significant operations in various jurisdictions outside Luxembourg. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates.

For the three months ended March 31, 2020, the income tax expense of €40 million was due primarily to the recognition of deferred taxes as a result of the unrealized decrease in the fair value of the Group’s long term investment in Tencent Music Entertainment Group (“TME”). For the three months ended March 31, 2019, the income tax benefit of €27 million was due primarily to the recognition of deferred taxes as a result of the unrealized increase in the fair value of the same investment.

Gross tax provisions were €1 million as of both March 31, 2020 and December 31, 2019. The Group includes interest and penalties related to tax provisions within income tax expense/(benefit) on the condensed consolidated statement of operations and income tax payable in the condensed consolidated statement of financial position. Interest and penalties included in income tax expense/(benefit) were not material in any of the periods presented. Transactions recorded through other comprehensive income have been shown net of their tax impact, as applicable, based on currently enacted tax laws.

Net deferred tax assets of €4 million and €7 million have been recorded in the condensed consolidated statement of financial position as of March 31, 2020 and December 31, 2019, respectively. In evaluating the probability of realizing the deferred tax assets, the Group considered all available positive and negative evidence of future tax profit, including past operating results and the forecast of market growth and earnings. As of March 31, 2020 and December 31, 2019, deferred tax assets of €384 million and €379 million have not been recognized.

8.	Earnings/(loss) per share

Basic earnings/(loss) per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted earnings/(loss) per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential outstanding ordinary shares during the period. The Group’s potential ordinary shares consist of incremental shares issuable upon the assumed exercise of stock options and warrants, and the incremental shares issuable upon the assumed vesting of unvested restricted stock units, restricted stock awards, and other contingently issuable shares, excluding all anti-dilutive ordinary shares outstanding during the period. The computation of earnings/(loss) per share for the respective periods is as follows:

	Three months ended March 31,
	2020	2019
	(in € millions, except share and per share data)
Basic earnings/(loss) per share
Net income/(loss) attributable to owners of the parent	1	(142)
Shares used in computation:
Weighted-average ordinary shares outstanding	185,046,324	180,613,539
Basic earnings/(loss) per share attributable to owners of the parent	0.00	(0.79)

Diluted loss per share
Net income/(loss) attributable to owners of the parent	1	(142)
Fair value gains on dilutive warrants	(38)	—
Net loss used in the computation of diluted loss per share	(37)	(142)
Shares used in computation:
Weighted-average ordinary shares outstanding	185,046,324	180,613,539
Warrants	585,789	—
Diluted weighted-average ordinary shares	185,632,113	180,613,539
Diluted loss per share attributable to owners of the parent	(0.20)	(0.79)

Potential dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Three months ended March 31,
	2020	2019
Stock options	11,540,227	13,340,362
Restricted stock units	1,267,421	347,027
Restricted stock awards	41,280	61,880
Other contingently issuable shares	156,190	162,320
Warrants	800,000	6,720,000

9.	Leases

The Group leases certain properties under non-cancellable lease agreements that relate to office space. The expected lease terms are between one and fifteen years. The Group does not currently act in the capacity of a lessor.

Below is the roll-forward of lease right-of-use assets:

Right of use assets
(in € millions)
Cost
At January 1, 2020	587
Increases	10
Exchange differences	4
At March 31, 2020	601
Accumulated depreciation
At January 1, 2020	(98)
Depreciation charge	(12)
At March 31, 2020	(110)
Cost, net accumulated depreciation
At January 1, 2020	489
At March 31, 2020	491

Below is the maturity analysis of lease liabilities:

Lease liabilities	March 31, 2020
Maturity Analysis	(in € millions)
Less than one year	81
One to five years	327
More than five years	576
Total lease commitments	984
Impact of discounting remaining lease payments	(321)
Lease incentives receivable	(26)
Total lease liabilities at March 31	637
Lease liabilities included in the condensed consolidated statement of financial position at March 31
Current	13
Non-current	624
Total	637

Excluded from the lease commitments above are short term leases. Expenses relating to short term leases were approximately €3 million for both the three months ended March 31, 2020 and 2019. Additionally, the Group has entered into certain lease agreements with approximately €16 million of commitments, which have not commenced as of March 31, 2020, and as such, have not been recognized in the condensed consolidated statement of financial position.

The weighted average incremental borrowing rate applied to lease liabilities recognized in the statement of financial position as of March 31, 2020 was 6.4%.

10.	Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2020	54	295	349
Additions	2	9	11
Exchange differences	(1)	(1)	(2)
At March 31, 2020	55	303	358
Accumulated depreciation
At January 1, 2020	(29)	(29)	(58)
Depreciation charge	(2)	(7)	(9)
At March 31, 2020	(31)	(36)	(67)
Cost, net accumulated depreciation
At January 1, 2020	25	266	291
At March 31, 2020	24	267	291

The Group had €20 million and €15 million of leasehold improvements that were not placed into service as of March 31, 2020 and December 31, 2019, respectively.

11.	Goodwill and intangible assets

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2020	45	47	92	478	570
Additions	7	—	7	—	7
Acquisition, business combination (Note 4)	—	26	26	140	166
Exchange differences	—	1	1	9	10
At March 31, 2020	52	74	126	627	753
Accumulated amortization
At January 1, 2020	(19)	(15)	(34)	—	(34)
Amortization charge	(2)	(3)	(5)	—	(5)
At March 31, 2020	(21)	(18)	(39)	—	(39)
Cost, net accumulated amortization
At January 1, 2020	26	32	58	478	536
At March 31, 2020	31	56	87	627	714

Amortization charges of €4 million and €3 million are included in research and development in the condensed consolidated statement of operations during the three months ended March 31, 2020 and 2019, respectively. There were no impairment charges for goodwill or intangible assets for the three months ended March 31, 2020 and 2019.

12.	Restricted cash and other non-current assets

	March 31, 2020	December 31, 2019
	(in € millions)
Restricted cash
Lease deposits and guarantees	54	54
Other	1	1
Other non-current assets	14	14
	69	69

13.	Equity and other reserves

As of March 31, 2020 and December 31, 2019, the Company had 187,492,667 ordinary shares issued and fully paid, with an additional 1,538,068 and 3,166,710 ordinary shares held as treasury shares, respectively.

For the three months ended March 31, 2020, the Company did not repurchase any of its own ordinary shares and reissued 1,628,642 treasury shares upon the exercise of stock options, restricted stock units, and contingently issuable shares. For the three months ended March 31, 2019, the Company repurchased 1,019,409 of its own ordinary shares and reissued 831,240 treasury shares upon the exercise of stock options and restricted stock units.

As of March 31, 2020 and December 31, 2019, the Group’s founders held 374,701,910 and 378,201,910 beneficiary certificates, respectively.

Other reserves

	2020	2019
	(in € millions)
Currency translation
At January 1	(11)	(15)
Currency translation	1	4
At March 31	(10)	(11)
Short term investments
At January 1	1	(4)
Gains on fair value that may be subsequently reclassified to condensed consolidated statement of operations	5	3
(Gains)/losses reclassified to condensed consolidated statement of operations	(1)	1
Deferred tax	(1)	(1)
At March 31	4	(1)
Long term investments
At January 1	444	561
(Losses)/gains on fair value not to be subsequently reclassified to condensed consolidated statement of operations	(194)	652
Deferred tax	39	(134)
At March 31	289	1,079
Cash flow hedges
At January 1	(4)	(1)
Gains/(losses) on fair value that may be subsequently reclassified to condensed consolidated statement of operations	14	(4)
(Gains)/losses reclassified to revenue	(1)	4
Losses/(gains) reclassified to cost of revenue	1	(3)
Deferred tax	(3)	—
At March 31	7	(4)
Share-based payments
At January 1	494	334
Share-based payments	39	27
Income tax impact associated with share-based payments	2	54
Issuance of share-based payments in conjunction with business combinations	—	13
Restricted stock units withheld for employee taxes	(3)	—
At March 31	532	428
Other reserves at March 31	822	1,491

14.	Share-based payments

The expense recognized in the condensed consolidated statement of operations for share-based payments is as follows:

	Three months ended March 31,
	2020	2019
	(in € millions)
Cost of revenue	1	1
Research and development	18	13
Sales and marketing	7	5
General and administrative	11	7
	37	26

In connection with the acquisitions of Anchor FM Inc. (“Anchor”) during the first quarter of 2019 and The Ringer during the first quarter of 2020, the Company granted 162,320 and 34,450 equity instruments to certain employees of Anchor and The Ringer, respectively. Each instrument effectively represents one ordinary share of the Company, which will be issued to the holder upon vesting. The instruments vest annually over a four-year and five-year period, respectively, from the acquisition date, and vesting of the instruments is contingent on continued employment. The instruments are accounted for as equity-settled share-based payment transactions and are measured based on the fair market value of the underlying ordinary shares on the date of grant. The grant date fair value of each equity instrument granted to certain employees of Anchor and The Ringer was US$145.21 and US$145.14, respectively.

During the first quarter of 2020, the Company implemented a new restricted stock unit (“RSU”) program for employees. These instruments are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to participants under the 2020 program have a first vesting period of three months from date of grant and vest monthly thereafter until fully vested four years from date of grant.

Activity in the Group’s RSUs, restricted stock awards (“RSAs”), and other contingently issuable shares outstanding and related information is as follows:

	RSUs		RSAs		Other
	Number of RSUs	Weighted average grant date fair value	Number of RSAs	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value
	(in thousands)	US$	(in thousands)	US$	(in thousands)	US$
Outstanding at January 1, 2020	638,350	134.79	41,280	90.65	162,320	145.21
Granted	697,328	138.10	—	—	34,450	145.14
Forfeited	(18,222)	137.54	—	—	—	—
Released	(50,035)	138.07	—	—	(40,580)	145.21
Outstanding at March 31, 2020	1,267,421	136.44	41,280	90.65	156,190	145.19

In the table above, the number of RSUs released include ordinary shares that the Group has withheld for settlement of employees’ tax obligations due upon the vesting of RSUs.

During the first quarter of 2020, the Company implemented a new Employee Stock Option Plan, under which stock options of the Company are granted to executives and employees of the Group. For options granted under the 2020 plan, the exercise price is equal to the fair value of the ordinary shares on grant date or equal to 150% of the fair value of the ordinary shares on grant date. The exercise price is included in the grant date fair value of the award. The options granted to participants under the 2020 programs have a first vesting period of three months from date of grant and vest monthly thereafter until fully vested. The options are granted with a term of five years.

Activity in the Group’s stock options outstanding and related information is as follows:

	Options
	Number of options	Weighted average exercise price
	(in thousands)	US$
Outstanding at January 1, 2020	12,153,772	107.68
Granted	1,409,873	146.99
Forfeited	(439,205)	116.51
Exercised	(1,556,699)	54.34
Expired	(27,514)	133.53
Outstanding at March 31, 2020	11,540,227	119.28
Exercisable at January 1, 2020	5,553,650	84.18
Exercisable at March 31, 2020	4,759,783	97.72

The weighted-average contractual life for the stock options outstanding at March 31, 2020 was 3.2 years. The weighted average share price at exercise for options exercised during the three months ended March 31, 2020 was US$144.99. The weighted average fair value of options granted during the three months ended March 31, 2020 was US$31.08 per option.

The following table lists the inputs to the Black-Scholes option-pricing models used for share-based payments for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
	2020	2019
Expected volatility (%)	30.0 – 33.4	32.8 – 35.2
Risk-free interest rate (%)	0.9 – 1.7	2.5 – 2.6
Expected life of share options (years)	2.6 – 4.8	2.6 – 4.8
Weighted average share price (US$)	138.15	136.70

15.	Trade and other receivables

	March 31, 2020	December 31, 2019
	(in € millions)
Trade receivables	274	302
Less: allowance for expected credit losses	(6)	(5)
Trade receivables – net	268	297
Other	95	105
	363	402

16.	Trade and other payables

	March 31, 2020	December 31, 2019
	(in € millions)
Trade payables	377	377
Value added tax and sales taxes payable	150	148
Other current liabilities	20	24
	547	549

17.	Accrued expenses and other liabilities

	March 31, 2020	December 31, 2019
	(in € millions)
Non-current
Other accrued liabilities	46	20
	46	20
Current
Accrued fees to rights holders	1,137	1,153
Accrued salaries, vacation, and related taxes	53	54
Accrued social costs for options and RSUs	34	64
Other accrued expenses	165	167
	1,389	1,438

18.	Provisions

	Legal contingencies	Other	Total
	(in € millions)
Carrying amount at January 1, 2020	5	10	15
Charged/(credited) to the condensed statement of operations:
Additional provisions	—	4	4
Reversal of unutilized amounts	(1)	(4)	(5)
Carrying amount at March 31, 2020	4	10	14
As at January 1, 2020:
Current portion	5	8	13
Non-current portion	—	2	2
As at March 31, 2020:
Current portion	4	8	12
Non-current portion	—	2	2

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. The results of such legal proceedings are difficult to predict and the extent of the Group’s financial exposure is difficult to estimate. The Group records a provision for contingent losses when it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated.

19.	Financial instruments

Foreign exchange forward contracts

Cash flow hedges

The Group’s currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, Euro / Swedish krona, Euro / Canadian dollar, and Euro / Norwegian krone. The notional principal of foreign exchange contracts hedging the revenue and cost of revenue line items in the condensed consolidated statement of operations was approximately €877 million and €630 million, respectively, as of March 31, 2020, and approximately €888 million and €650 million, respectively, as of December 31, 2019.

Fair values

The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities. All other financial assets and liabilities are accounted for at fair value.

The following tables summarize, by major security type, the Group’s financial assets and liabilities that are measured at fair value on a recurring basis, and the category using the fair value hierarchy:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)	March 31, 2020
	(in € millions)
Financial assets at fair value
Short term investments:
Government securities	232	40	—	272
Agency securities	—	5	—	5
Corporate notes	—	273	—	273
Collateralized reverse purchase agreements	—	183	—	183
Derivatives (designated for hedging):
Foreign exchange forwards	—	17	—	17
Long term investments	1,290	—	22	1,312
Total financial assets at fair value by level	1,522	518	22	2,062
Financial liabilities at fair value
Derivatives (not designated for hedging):
Warrants	—	—	58	58
Derivatives (designated for hedging):
Foreign exchange forwards	—	8	—	8
Contingent consideration	—	—	26	26
Total financial liabilities at fair value by level	—	8	84	92

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)	December 31, 2019
	(in € millions)
Financial assets at fair value
Short term investments:
Government securities	229	39	—	268
Agency securities	—	5	—	5
Corporate notes	—	263	—	263
Collateralized reverse purchase agreements	—	156	—	156
Derivatives (designated for hedging):
Foreign exchange forwards	—	8	—	8
Long term investments	1,481	—	16	1,497
Total financial assets at fair value by level	1,710	471	16	2,197
Financial liabilities at fair value
Derivatives (not designated for hedging):				—
Warrants	—	—	98	98
Derivatives (designated for hedging):
Foreign exchange forwards	—	13	—	13
Contingent consideration	—	—	27	27
Total financial liabilities at fair value by level	—	13	125	138

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the three months ended March 31, 2020, there were no transfers between levels in the fair value hierarchy.

Recurring fair value measurements

Long term investment – Tencent Music Entertainment Group

The Group’s approximate 8% investment in TME is carried at fair value through other comprehensive income. The fair value of ordinary shares of TME is based on the ending New York Stock Exchange (“NYSE”) American depository share price. The fair value of the investment in TME may vary over time and is subject to a variety of risks including: company performance, macro-economic, regulatory, industry, USD to Euro exchange rate and systemic risks of the equity markets overall.

The table below presents the changes in the investment in TME:

	2020	2019
	(in € millions)
At January 1	1,481	1,630
Changes in fair value recorded in other comprehensive income	(191)	652
At March 31	1,290	2,282

The impact on the fair value of the Group’s long term investment in TME with an increase or a decrease of TME’s share price used to value the Group’s equity interests of 10% results in a range of €1,161 million to €1,419 million at March 31, 2020.

The following sections describe the valuation methodologies the Group uses to measure its Level 3 financial instruments at fair value on a recurring basis.

Warrants

As of both March 31, 2020 and December 31, 2019, the number of outstanding warrants was 2,400,000.

The outstanding warrants are valued using a Black-Scholes option-pricing model. Assumptions used to estimate the fair value of the warrants in the option pricing model are as follows:

March 31, 2020
Expected term (years)	0.2 – 2.2
Risk free rate (%)	0.11 – 0.24
Volatility (%)	45.0 – 47.5
Share price (US$)	121.44

The table below presents the changes in the warrants liability:

	2020	2019
	(in € millions)
At January 1	98	333
Non cash changes recognized in condensed consolidated statement of operations
Changes in fair value	(41)	138
Effect of changes in foreign exchange rates	1	7
At March 31	58	478

The impact on the fair value of the warrants with a decrease or increase in the Company’s ordinary share price of 10% results in a range of €40 million to €80 million at March 31, 2020.

Contingent consideration

On April 1, 2019, the Group acquired Cutler Media, LLC (“Parcast”), a premier storytelling podcast studio. Included in the purchase price was €13 million related to the estimated fair value of contingent consideration. The contingent consideration is valued by the Group using a simulation of user engagement outcomes. The maximum potential contingent consideration payout is €44 million over the next three years. The change in the fair value of the contingent consideration is recognized within general and administrative expenses in the consolidated statement of operations.

The table below presents the changes in the contingent consideration liability:

2020
(in € millions)
At January 1	27
Non cash changes recognized in condensed consolidated statement of operations
Changes in fair value	(1)
At March 31	26

20.	Contingencies

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include but are not limited to matters arising out of alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group’s service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.

On February 25, 2019, Warner/Chappell Music Limited (“WCM”) filed a lawsuit against the Group in the High Court of Bombay, India, alleging that the Group sought to exploit WCM’s copyrights in musical compositions in India without obtaining a license. On January 13, 2020, WCM and the Group resolved the dispute, and on January 14, 2020, the High Court of Bombay, India, disposed of the lawsuit. On April 22, 2019, Saregama India Limited (“Saregama”) filed a lawsuit against us in the High Court of Delhi, India, alleging copyright infringement, and has sought injunctive relief. Saregama and the Group resolved the dispute via an agreement dated March 30, 2020.

As of April 2019, the Group’s settlement of the Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.), putative class action lawsuit, which alleged that the Group unlawfully reproduced and distributed musical compositions without obtaining licenses, was final and effective. Even with the effectiveness of the settlement, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. The Music Modernization Act of 2018 contains a limitation of liability with respect to such lawsuits filed on or after January 1, 2018. Rights holders may nevertheless file lawsuits, and may argue that they should not be bound by this limitation of liability. For example, in August 2019, the Eight Mile Style, LLC et al v. Spotify USA Inc., No. 3:19-cv-00736-AAT, lawsuit was filed against us in the U.S. District Court for the Middle District of Tennessee, alleging both that the Group does not qualify for the limitation of liability in the Music Modernization Act and that the limitation of liability is unconstitutional and thus not valid law. The Group intends to vigorously defend this lawsuit, including plaintiffs’ challenges to the limitation of liability in the Music Modernization Act.

21.	Events after the reporting period

Subsequent to the end of the reporting period, the Company issued 2,012,200 ordinary shares to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and RSU releases under the Company’s stock option and RSU plans. Similar future transactions are expected to take place to fulfill future option exercises and RSU releases.

Subsequent to the end of the reporting period, the Group signed license agreements with certain music labels and publishers and podcast agreements with creators. Included in these agreements are minimum guarantee and spend commitments of approximately €171 million over the next year.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward Looking Statements

This discussion and analysis reflects our historical results of operations and financial position and contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

•	our ability to attract prospective users and to retain existing users;
•	competition for users and user listening time;
•	our dependence upon third-party licenses for most of the content we stream;
•	our lack of control over the providers of our content and their effect on our access to music and other content;
•	our ability to comply with the many complex license agreements to which we are a party;
•	our ability to accurately estimate the amounts payable under our license agreements;
•	the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements;
•	our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements;
•	new copyright legislation that may increase the cost and/or difficulty of music licensing;
•	risks associated with our international expansion, including difficulties obtaining rights to stream content on favorable terms;
•	our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis;
•	our ability to expand our operations to deliver content beyond music, including podcasts;
•	potential breaches of our security systems;
•	assertions by third parties of infringement or other violations by us of their intellectual property rights;
•	our ability to accurately estimate our user metrics and other estimates;
•	risks associated with manipulation of stream counts and user accounts and unauthorized access to our services;
•	changes in legislation or governmental regulations affecting us;
•	risks relating to privacy and protection of user data;
•	our ability to maintain, protect, and enhance our brand;
•	ability to hire and retain key personnel;
•	risks relating to the acquisition, investment, and disposition of companies or technologies;
•	tax-related risks;

•	the concentration of voting power among our founders who have and will continue to have substantial control over our business;
•	risks related to our status as a foreign private issuer;
•	international, national or local economic, social or political conditions;
•	risks associated with accounting estimates, currency fluctuations and foreign exchange controls; and
•	the impact of the coronavirus disease (COVID-19) pandemic on our business and operations, including any adverse impact on advertising revenue or subscriber acquisition and retention.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under Part II, Item 1A. “Risk Factors” below, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 (“Annual Report on Form 20-F”), and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from our expectations.

Overview

Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.

We are the most popular global audio streaming subscription service. With a presence in 79 countries and territories and growing, our platform includes 286 million monthly active users (“MAUs”) and 130 million Premium Subscribers (as defined below) as of March 31, 2020.

Our users are highly engaged. We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 31% year-over-year as of March 31, 2020 to 130 million. Our 286 million MAUs have grown 31% year-over-year as of March 31, 2020.

Our results reflect the effects of our bi-annual discounted trial programs, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported segment, advertising behavior. Historically, Premium Subscriber growth accelerates when we run bi-annual discounted trial programs in the summer and winter, which typically begin in the last month of the second and fourth quarters. Historically this has led to decreases in gross margin in the first and third quarter of each year, as we absorb the promotional expenses of discounted trial offers.

For our Ad-Supported segment, typically we experience higher advertising revenues in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand.

Acquisition

On March 6, 2020, we acquired Bill Simmons Media Group, LLC (“The Ringer”), a leading creator of sports, entertainment, and pop culture content, for a total purchase consideration of €170 million. The acquisition allows us to expand our content offering, audience reach, and podcast monetization.

Key Performance Indicators

We use certain key performance indicators to monitor and manage our business. We use these indicators to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe these indicators provide useful information to investors in understanding and evaluating our operating results in the same manner we do.

MAUs

We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of users of our Ad-Supported Service (“Ad-Supported Users”) and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, fraud and unauthorized access to our Service may contribute, from time to time, to an overstatement of MAUs, if undetected. Fraudulent accounts typically are created by bots to inflate content licensing payments to individual rights holders. We strive to detect and minimize these fraudulent accounts. Our MAUs in the tables below are inclusive of users that may have employed methods to limit or otherwise avoid being served advertisements. For additional information, refer to the risk factors discussed under Part II, Item 1A. “Risk Factors” below, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F, and in our other filings with the SEC.

The table below sets forth our monthly active users as of March 31, 2020 and 2019.

	As of March 31,
	2020	2019	Change
	(in millions, except percentages)
MAUs	286	217	69	31%

MAUs were 286 million as of March 31, 2020 and 217 million as of March 31, 2019, which represented an increase of 31%. The increase in MAUs benefited from our continued investment in driving the growth of our Service, both through geographic expansion and consumer marketing. MAUs also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, podcasts, and original content, to drive increased user engagement and customer satisfaction.

Premium Subscribers

We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for Premium Service. Our Premium Subscribers include all registered accounts in our Family Plan  and Duo Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Our Duo Plan consists of one primary subscriber and up to one additional sub-account, allowing up to two Premium Subscribers per Duo Plan Subscription. Premium Subscribers includes subscribers in a grace period of up to 30 days after failing to pay their subscription fee.

The table below sets forth our Premium Subscribers as of March 31, 2020 and 2019.

	As of March 31,
	2020	2019	Change
	(in millions, except percentages)
Premium Subscribers	130	100	30	31%

Premium Subscribers were 130 million as of March 31, 2020 and 100 million as of March 31, 2019, which represented an increase of 31%. The Family Plan was a meaningful contributor of total gross added Premium Subscribers, while our free trial offers and global campaigns also accounted for a significant portion of gross added Premium Subscribers.

Ad-Supported MAUs

We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

The table below sets forth our Ad-Supported MAUs as of March 31, 2020 and 2019.

	As of March 31,
	2020	2019	Change
	(in millions, except percentages)
Ad-Supported MAUs	163	123	40	32%

Ad-Supported MAUs were 163 million as of March 31, 2020 and 123 million as of March 31, 2019, which represented an increase of 32%. Growth in Ad-Supported MAUs benefited from our continued investment in driving the growth of our Ad-Supported Service, both through geographic expansion and consumer marketing. Ad-Supported MAUs also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, podcasts, and original content, to drive increased Ad-Supported User engagement and customer satisfaction.

Premium ARPU

Premium average revenue per user (“ARPU”) is a monthly measure defined as Premium revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months.

The table below sets forth our average Premium ARPU for the three months ended March 31, 2020 and 2019.

	Three months ended March 31,
	2020	2019	Change
Premium ARPU	€4.42	€4.71	€(0.29)	(6)%

For the three months ended March 31, 2020 and 2019, Premium ARPU was €4.42 and €4.71, respectively, which represented a decrease of 6%. The decrease was due principally to the continued shift in Premium Subscriber mix, reducing Premium ARPU by €0.27. These impacts were partially offset by movements in foreign exchange rates, increasing Premium ARPU by €0.03.

How We Generate Revenue

We operate and manage our business in two reportable segments—Premium and Ad-Supported. We identify our reportable segments based on the organizational units used by management to monitor performance and make operating decisions. See Note 5 to our interim condensed consolidated financial statements for additional information regarding our reportable segments.

Premium

We generate revenue for our Premium segment through the sale of the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from the end user. We also bundle the Premium Service with third-party services and products.

Ad-Supported

We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions across our music and podcast content. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients. Additionally, the Group generates Ad-Supported revenue through arrangements with certain advertising exchange platforms to distribute advertising inventory for purchase on a cost-per-thousand basis through their automated exchange.

Components of our Operating Results

Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, and other rights holders, for the right to stream music to our users. Royalties are typically calculated monthly based on the combination of a number of different elements. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per user amount. Royalties for the Ad-Supported Service are typically a percentage of revenue, although certain agreements are based on the greater of a percentage of revenue and an amount for each time a sound recording and musical composition is streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as Family Plan and Student Plan users. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is dependent upon certain targets being met. The targets can include such measures as the number of Premium Subscribers, the ratio of Ad-Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. With minor exceptions, we are effectively currently meeting the targets and consequently we are generally paying the lowest percentage of revenue possible per the agreements. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements incremental costs incurred due to un-recouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors.

Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as amounts incurred to produce podcasts and other content. Direct costs incurred to acquire or develop podcasts are recognized as current assets. Cost of revenue includes the consumption of these assets over their useful economic life, which starts at the release of each episode. In most cases, consumption is on an accelerated basis.

Additionally, cost of revenue has historically included discounted trial costs related to our bi-annual trial programs. While we believe our discounted trial programs help drive incremental revenue and gross margins as users convert to full-time Premium Subscribers, these discounted trial programs, which historically have typically begun in the last month of the second and fourth quarters of each year, have led to decreases in gross margins in the first and third calendar quarters as we absorb the promotional expenses of the discounted trial offers.

Research and Development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps to drive organic growth in new MAUs, which in turn drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to Ad-Supported Users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Expenses primarily comprise costs incurred for development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.

Many of our new products and improvements to our platform require large investments and involve substantial time and risks to develop and launch. Some of these products may not be well received or may take a long time for users to adopt. As a result, the benefits of our research and development investments may be difficult to forecast.

Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, public relations, branding, consulting expenses, customer acquisition costs, advertising, live events and trade shows, amortization of trade name intangible assets, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on our platform, and the costs of providing free trials of Premium Services. Expenses included in the cost of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.

General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, officers’ liability insurance, director fees, and fair value adjustments on contingent consideration.

Results of Operations

Impact of COVID-19 pandemic

The COVID-19 pandemic has introduced unprecedented levels of volatility in the capital markets and disrupted businesses globally.

The broader implications of the COVID-19 pandemic on our results of operations and overall financial performance remain uncertain. The full impact of the COVID-19 pandemic on our business, financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict, including the duration and scope of the pandemic, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response.

In an effort to protect the health and safety of our employees, we took a number of preventive measures in March, including requiring all employees to work remotely and asking all employees to not travel for any business purposes until further notice. An extended period of remote working by our employees could introduce or heighten operational challenges, including our ability to launch new products and services or expand our Service to additional geographic markets. In light of the ongoing uncertainty related to COVID-19 and reduced onboarding capacity, we have also taken steps to slow the pace of hiring for the remainder of 2020.

Starting in late February, as people around the world increasingly moved inside in response to “stay at home” orders and other governmental actions implemented to minimize the spread of COVID-19, we began to see changes in how our users consume music and podcasts on our Service, including changes in which platforms or devices they use, which genres they listen to, and other daily routines. Any failure to predict or address such changes in our users’ engagement with our Service could adversely affect our business. We have also experienced a decline in Ad-Supported revenue growth as a result of headwinds to our advertising business, which, given the market uncertainty, could continue. We anticipate that the effect of the COVID-19 pandemic will not be fully reflected in our results of operations and overall financial performance until future periods. Refer to Part II, Item 1A. “Risk Factors” in this document for further discussion on the impact of the COVID-19 pandemic on our business, operating results, and financial condition.

Revenue

	Three months ended March 31,
	2020	2019	Change
	(in € millions, except percentages)
Premium	1,700	1,385	315	23%
Ad-Supported	148	126	22	17%
Total	1,848	1,511	337	22%

Premium revenue

For both the three months ended March 31, 2020 and 2019, Premium revenue comprised 92% of our total revenue. For the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, Premium revenue increased €315 million, or 23%. The increase was attributable primarily to a 31% growth in the number of Premium Subscribers, partially offset by a decrease in Premium ARPU of 6%, as noted above.

Ad-Supported revenue

For both the three months ended March 31, 2020 and 2019, Ad-Supported revenue comprised 8% of our total revenue. For the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, Ad-Supported revenue increased €22 million, or 17%. This increase was due primarily to an increase in the number of impressions sold, driven largely by the growth in our programmatic and direct channel, which grew revenue €16 million, or 13%, year-over-year. Revenue growth in the first two months of the quarter ended March 31, 2020 was partially offset by a decrease in revenue growth during the month of March due to COVID-19 impacts.

Foreign exchange impact on total revenue

The weakening of the Euro relative to the U.S. dollar, slightly offset by the strengthening of the Euro relative to the Argentine Peso and Brazilian Real, for the three months ended March 31, 2020 as compared to the same period in 2019, had a favorable net impact on our revenue. We estimate that total revenue for the three months ended March 31, 2020 would have been approximately €11 million lower if foreign exchange rates had remained consistent with foreign exchange rates for the three months ended March 31, 2019.

Cost of revenue

	Three months ended March 31,
	2020	2019	Change
	(in € millions, except percentages)
Premium	1,219	1,023	196	19%
Ad-Supported	157	115	42	37%
Total	1,376	1,138	238	21%

Effective January 1, 2020, all podcast content costs are recorded in the Ad-Supported segment. Certain reclassifications have been made to the amounts for prior year in order to conform to the current year’s presentation.

Premium cost of revenue

For the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, Premium cost of revenue increased €196 million, or 19%, and Premium cost of revenue as a percentage of Premium revenue decreased from 74% to 72%. The increase in Premium cost of revenue was driven by growth in new Premium Subscribers resulting in higher royalty costs, payment transaction fees, and streaming delivery costs of €194 million, €6 million, and €4 million, respectively, partially offset by a decrease in discounted trial costs of €17 million. The three months ended March 31, 2020 included a net €10 million charge relating to settlements with rights holders and changes in prior period estimates for rights holder liabilities.

Ad-Supported cost of revenue

For the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, Ad-Supported cost of revenue increased €42 million, or 37%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue increased from 91% to 107%. The increase in Ad-Supported cost of revenue is driven by growth in both advertising revenue and streams, resulting in higher royalty costs of €20 million, and an increase in podcast costs of €12 million. The three months ended March 31, 2020 included a charge of €5 million relating to changes in prior period estimates for rights holder liabilities.

Foreign exchange impact on total cost of revenue

The weakening of the Euro relative to the U.S. dollar, slightly offset by the strengthening of the Euro relative to the Argentine Peso and Brazilian Real, for the three months ended March 31, 2020 as compared to the same period in 2019, had an unfavorable net impact on our cost of revenue. We estimate that total cost of revenue for three months ended March 31, 2020 would have been approximately €3 million lower if foreign exchange rates had remained consistent with foreign exchange rates for the three months ended March 31, 2019.

Gross profit/(loss) and gross margin

	Three months ended March 31,
	2020	2019	Change
	(in € millions, except percentages)
Gross profit/(loss)
Premium	481	362	119	33%
Ad-Supported	(9)	11	(20)	(182)%
Consolidated	472	373	99	27%
Gross margin
Premium	28%	26%
Ad-Supported	(7)%	9%
Consolidated	26%	25%

Premium gross profit and gross margin

For the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, Premium gross profit increased by €119 million, and Premium gross margin increased from 26% to 28%. The increase in Premium gross margin was due primarily to a decrease in discounted trial costs and a decrease in costs, other than royalties, as a percentage of revenue.

Ad-Supported gross (loss)/profit and gross margin

For the three months ended March 31, 2020 gross loss was €9 million, compared to a gross profit of €11 million for the three months ended March 31, 2019, a change of €20 million. Ad-Supported gross margin decreased from 9% to (7)%. The decrease in Ad-Supported gross margin was due to an increase in streams that outpaced revenue growth and an increase in podcast content costs.

Consolidated operating expenses

Research and development

	Three months ended March 31,
	2020	2019	Change
	(in € millions, except percentages)
Research and development	162	155	7	5%
As a percentage of revenue	9%	10%

For the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, research and development costs increased €7 million, or 5%. The increase was due primarily to an increase in information technology costs of €6 million, due to an increase in our usage of cloud computing services and additional software license fees, and an increase in salaries and share-based payments of €16 million and €6 million, respectively, relating to increased headcount to support our growth. These increases were offset by a decrease in social costs of €22 million.

Sales and marketing

	Three months ended March 31,
	2020	2019	Change
	(in € millions, except percentages)
Sales and marketing	231	172	59	34%
As a percentage of revenue	13%	11%

For the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, sales and marketing expense increased by €59 million, or 34%. The increase was due primarily to an increase in the cost of providing free trials of €43 million due to an increase in the number of subscribers on free trials. There was an increase in advertising costs of €8 million for marketing campaigns in existing markets, as well as new markets related to our continued international expansion, and an increase in salaries of €8 million from increased headcount to support our growth. These increases were offset by a decrease in social costs of €8 million.

General and administrative

	Three months ended March 31,
	2020	2019	Change
	(in € millions, except percentages)
General and administrative	96	93	3	3%
As a percentage of revenue	5%	6%

For the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, general and administrative expense increased by €3 million, or 3%. The increase was due primarily to an increase in salaries of €9 million and share-based payments of €4 million, from increased headcount to support our growth, and to an increase in external consulting costs of €4 million. These increases were offset by a decrease in social costs of €14 million.

Finance income

Finance income consists of fair value adjustment gains on certain financial instruments, interest income earned on our cash and cash equivalents and short-term investments, and foreign currency gains.

	Three months ended March 31,
	2020	2019	Change
	(in € millions, except percentages)
Finance income	70	34	36	106%
As a percentage of revenue	4%	2%

For the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, finance income increased €36 million due primarily to fair value gains recorded for outstanding warrants of €40 million during the three months ended March 31, 2020. These gains were offset by a decrease of €5 million in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency.

Finance costs

Finance costs consist of fair value adjustment losses on financial instruments, interest expense, and foreign currency losses.

	Three months ended March 31,
	2020	2019	Change
	(in € millions, except percentages)
Finance costs	(12)	(156)	144	(92)%
As a percentage of revenue	(1)%	(10)%

For the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, finance costs decreased €144 million. This decrease was due primarily to a decrease in fair value losses recorded for outstanding warrants of €145 million.

Income tax expense/(benefit)

	Three months ended March 31,
	2020	2019	Change
	(in € millions, except percentages)
Income tax expense/(benefit)	40	(27)	67	(248)%
As a percentage of revenue	2%	(2)%

For the three months ended March 31, 2020 income tax expense was €40 million, as compared to an income tax benefit of €27 million for the three months ended March 31, 2019. This change of €67 million is due primarily to a decrease in the recognition of deferred tax assets as a result of the decrease in the fair value of our long term investment in TME and the current impact of stock option exercises.

Net income/(loss) attributable to owners of the parent

	Three months ended March 31,
	2020	2019	Change
	(in € millions, except percentages)
Net income/(loss) attributable to owners of the parent	1	(142)	143	(101)%
As a percentage of revenue	0%	(9)%

For the three months ended March 31, 2020 net income attributable to owners of the parent was €1 million, compared to a net loss of €142 million for the three months ended March 31, 2019. This change of €143 million was due primarily to a decrease in operating loss and an increase in finance income/(costs) – net, offset by an increase in income tax expense.

Non-IFRS Financial Measure

We have reported our financial results in accordance with IFRS as issued by IASB. In addition, we have discussed our results using the non-IFRS measure of Free Cash Flow as discussed below.

We define “Free Cash Flow” as net cash flows (used in)/from operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows (used in)/from operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document.

Set forth below is a reconciliation of Free Cash Flow to net cash flows (used in)/ from operating activities for the periods presented.

	Three months ended March 31,
	2020	2019
	(in € millions)
Net cash flows (used in)/from operating activities	(9)	209
Capital expenditures	(12)	(37)
Change in restricted cash	—	1
Free Cash Flow	(21)	173

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. Cash and cash equivalents and short term investments consist mostly of cash on deposit with banks, investments in money market funds, investments in government securities, corporate debt securities, and collateralized reverse purchase agreements. Cash and cash equivalents and short-term investments decreased by €73 million from €1,757 million as of December 31, 2019 to €1,684 million as of March 31, 2020.

We believe our existing cash and cash equivalent balances and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, competitive factors, the COVID-19 pandemic, and overall economic conditions, globally. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all. During the period of uncertainty related to the COVID-19 pandemic, we will continue to monitor our liquidity. For additional information, refer to the risk factors discussed under Part II – Other Information, “Item 1A. Risk Factors” below and in our other filings with the SEC.

We have planned capital expenditures of approximately €135 million in the next 12 months associated with the build-out of office space in Los Angeles, New York, Miami, Berlin, and Singapore among others. These planned capital expenditures are subject to potential delays due to COVID-19.

Cash Flow

	Three months ended March 31,
	2020	2019
	(in € millions)
Net cash flows (used in)/from operating activities	(9)	209
Net cash flows used in investing activities	(184)	(49)
Net cash flows from/(used in) financing activities	77	(98)
Free Cash Flow(1)	(21)	173

(1)

For a discussion of the limitations associated with using Free Cash Flow rather than IFRS measures, and a reconciliation of Free Cash Flow to net cash flows (used in)/from operating activities, see “Non-IFRS Financial Measure” above.

Operating activities

For the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, net cash flows used in operating activities increased by €218 million. The increase was due primarily to changes in working capital of €249 million driven by a decrease in trade and other liabilities reflecting payments made to rights holders and content providers.

Investing activities

For the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, net cash flows used in investing activities increased by €135 million. The increase was due primarily to an increase in net purchases of short term investments of €300 million, partially offset by a decrease in cash used in business combinations, net of cash acquired, of €151 million, and a decrease in capital expenditures of €25 million.

Financing activities

For the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, net cash flows from financing activities increased by €175 million. The increase was due primarily to a decrease in treasury share purchases of €126 million and an increase in proceeds from the exercise of share options of €44 million.

Free Cash Flow

For the three months ended March 31, 2020 as compared to the three months ended March 31, 2019, Free Cash Flow decreased by €194 million. The decrease was due primarily to the increase in net cash flows used in operating activities as described above and partially offset by a decrease in capital expenditures.

Restrictions on Subsidiaries to Transfer Funds

The payment of dividends and the making, or repayment, of loans and advances to the Company by the Company’s direct subsidiaries and such payments by its indirect subsidiaries to their respective parent entities are subject to various restrictions. Future indebtedness of these subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of the Company’s direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located, including financial assistance rules, corporate benefit laws, liquidity requirements, requirements that dividends must be paid out of reserves available for distribution, and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. Spotify AB, which, directly or indirectly through its subsidiaries, conducts much of the Group’s business, may only make dividends to the Company if there would continue to be full coverage of its restricted equity following such dividend, and only if doing so would be considered prudent under Swedish law given the needs of Spotify AB and its subsidiaries. Loans and other advances from Spotify AB to the Company may be subject to essentially the same restrictions as dividends. Since the Company is expected to rely primarily on dividends from its direct and indirect subsidiaries to fund its financial and other obligations, restrictions on its ability to receive such funds may adversely impact the Company’s ability to fund its financial and other obligations.

Indebtedness

As of March 31, 2020, we have no material outstanding indebtedness, other than lease liabilities. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material.

Off-Balance Sheet Arrangements

As of March 31, 2020, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2020:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees[1]	991	634	357	—	—
Lease obligations[2]	1,003	84	165	170	584
Purchase obligations[3]	217	214	3	—	—
Deferred and contingent consideration[4]	91	16	53	22	—
Total	2,302	948	578	192	584

(1)

We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See risk factors discussed under Part II – Other Information, Item 1A. “Risk Factors” below and in our other filings with the SEC.

(2)

Included in the lease obligations are short term leases and certain lease agreements that the Group has entered into, but have not yet commenced as of March 31, 2020. Lease obligations relate to our office space. The lease terms are between one and fifteen years. See Note 9 to the interim condensed consolidated financial statements for further details regarding leases.

(3)

We are subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, the majority of which relate to a service agreement with Google for the use of Google Cloud Platform.

(4)

Included in deferred consideration are obligations to transfer €47 million of cash consideration over the next five years to former owners of certain entities we have acquired. Included in contingent consideration is the obligation to transfer a maximum of €44 million of contingent cash payment consideration over the next three years to former owners of an entity we acquired if specified user engagement targets are achieved.

Subsequent to the end of the reporting period, the Group signed license agreements with certain music labels and publishers and podcast agreements with creators. Included in these agreements are minimum guarantee and spend commitments of approximately €171 million over the next year.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price and investment risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.

Volatile market conditions arising from the COVID-19 pandemic may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those used to value certain of our long-term investments. Refer to Part II Item IA. “Risk Factors” in this document for further discussion on the impact of the COVID-19 pandemic on our business, operating results, and financial condition.

Currency Risk

Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). The volatility in foreign exchange rates due to the COVID-19 pandemic, in particular a strengthening of foreign currencies relative to the Euro may negatively affect our revenues. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.

The Group is subject to deferred tax as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to its investment in TME.

Transaction Exposure Sensitivity

In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and

U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.

The table below shows the immediate impact on income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we have transaction exposure, at March 31, 2020. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2020	USD	SEK
	(in € millions)
Increase/(decrease) in income before tax	116	(13)

Translation Exposure Sensitivity

The impact on our equity would be approximately €28 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at March 31, 2020

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow. Our exposure to interest rate risk is related to our interest-bearing assets, primarily our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point increase in interest rates would have impacted interest income by €2 million for the three months ended March 31, 2020.

Share Price Risk

Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. Our exposure to this risk relates primarily to the outstanding warrants.

The impact on the fair value of the warrants with a decrease or increase in the Company’s ordinary share price of 10% results in a range of €40 million to €80 million at March 31, 2020.

The impact on the accrual for social costs on outstanding share-based payment awards of a decrease or increase in the Company’s ordinary share price of 10% would result in a change of €6 million or €8 million, respectively, at March 31, 2020.

Investment Risk

We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. The impact on the fair value of the Group’s long term investment in TME with a decrease or increase of TME’s share price used to value our equity interest, of 10% results in a range of €1,161 million to €1,419 million at March 31, 2020.

Critical Accounting Policies and Estimates

We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

We believe that the assumptions and estimates associated with revenues, share-based payments, content, warrants, business combinations, determining the incremental borrowing rate, and income taxes have the greatest potential impact on our interim condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

There have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F.

Recent Accounting Pronouncements

See Note 2 to our interim condensed consolidated financial statements included in this document for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted, if material, as of the dates of the statement of financial position included in this document.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

The Group is from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. The Group recognizes provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and the Group could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth, and cash flows.

As of April 2019, the Group’s settlement of the Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.), putative class action lawsuit, which alleged that the Group unlawfully reproduced and distributed musical compositions without obtaining licenses, was final and effective. Even with the effectiveness of the settlement, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. The Music Modernization Act of 2018 contains a limitation of liability with respect to such lawsuits filed on or after January 1, 2018. Rights holders may nevertheless file lawsuits, and may argue that they should not be bound by this limitation of liability. For example, in August 2019, the Eight Mile Style, LLC et al v. Spotify USA Inc., No. 3:19-cv-00736-AAT, lawsuit was filed against us in the U.S. District Court for the Middle District of Tennessee, alleging both that Spotify does not qualify for the limitation of liability in the Music Modernization Act and that the limitation of liability is unconstitutional and thus not valid law. The Group intends to vigorously defend this lawsuit, including plaintiffs’ challenges to the limitation of liability in the Music Modernization Act.

On February 25, 2019, Warner/Chappell Music Limited (“WCM”) filed a lawsuit against us in the High Court of Bombay, India, alleging that we sought to exploit WCM’s copyrights in musical compositions in India without obtaining a license. On January 13, 2020, WCM and the Group resolved the dispute, and on January 14, 2020, the High Court of Bombay, India, disposed of the lawsuit. On April 22, 2019, Saregama India Limited (“Saregama”) filed a lawsuit against us in the High Court of Delhi, India, alleging copyright infringement, and has sought injunctive relief. Saregama and the Group resolved the dispute via an agreement dated March 30, 2020.

Item 1A. Risk Factors

Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F includes a discussion of our risk factors. The information presented below updates, and should be read in conjunction with, the risk factors and information disclosed in our Annual Report on Form 20-F. Except as presented below, there have been no material changes to our risk factors since those reported in Annual Report on Form 20-F.

The COVID-19 pandemic has had, and could continue to have, an adverse impact on our business, operating results, and financial condition.

The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. The full impact of the COVID-19 pandemic on our business, financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict, including the duration and scope of the pandemic, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. The economic disruption caused by the COVID-19 pandemic has adversely affected and could continue to adversely affect the levels of advertising spending and consumer spending on discretionary items, which in turn adversely affect our ad sales and Subscriber acquisition and retention. Limitations on travel, “stay at home” orders, social distancing requirements, and other governmental actions implemented in response to COVID-19 have led to changes as to how our users consume music and podcasts, and any failure to predict or address such changes in our users’ engagement with our Service could adversely affect our business. As a result of the COVID-19 pandemic, podcasters and other creators or users may experience delays or interruptions in their ability to create and provide content on our platform, and a decrease in the amount or quality of content available on our Service could adversely affect user engagement and harm our business. An extended period of remote working by our employees could introduce or heighten operational challenges, including our ability to launch new products and services or expand our Service to additional geographic markets. Any such effect could cause or contribute to the risks and uncertainties enumerated in our Annual Report on Form 20-F and could materially adversely affect our business, operating results, and financial condition.

Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could impair the delivery of our Service and harm our business.

We rely on systems housed in our own facilities and upon third parties, including bandwidth providers and third-party “cloud” data storage services, to enable our users to receive our content in a dependable, timely, and efficient manner. We have experienced, and may in the future experience, periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, global pandemics and other public health crises, such as the COVID-19 pandemic, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our Service and unauthorized access to, or alteration of, the content and data contained in our systems that these third parties store and deliver on our behalf.

Any disruption in the services provided by these third parties could materially adversely impact our business reputation, customer relations, and operating results. Upon expiration or termination of any of our agreements with third parties, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one third party to another could subject us to operational delays and inefficiencies until the transition is complete.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities

On November 5, 2018, the Company announced that the Board of Directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2016. The repurchase program will expire on April 21, 2021. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program will be executed consistent with the Company’s capital allocation strategy of prioritizing investment to grow the business over the long term.

There was no share repurchase activity during the three months ended March 31, 2020.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: April 29, 2020	By:	/s/ Paul Vogel
	Name:	Paul Vogel
	Title:	Chief Financial Officer